Exhibit 99.2

FORM OF LETTER TO RESCISSION OFFER RECIPIENTS

[YNB Letterhead]

June    , 2003

[Name and Address of Offeree (DRIP Participant)]

Re: Offer to Rescind Certain Stock Purchases through the Yardville National Bancorp Dividend Reinvestment and Stock Purchase Plan

Dear                :

You are receiving this letter and accompanying materials because you are or have been a participant in our dividend reinvestment and stock purchase plan. This plan enabled our stockholders to have their cash dividends invested directly in additional shares of our common stock without the payment of broker commissions. We modified this plan in 1997 to provide a 3% discount for additional purchases of shares through the plan. We discontinued this plan in 2002 and we are planning to implement a new dividend reinvestment plan in the near future.

Since the addition to the plan of the discount feature, the offer and sale of shares of our common stock through the plan were subject to compliance with the registration and disclosure requirements of federal securities laws. We, however, did not register the shares offered and sold through the plan and we may not have provided some of the required information to plan participants.

In order to reduce the risk of claims against us, we are offering to repurchase the shares you purchased through the plan. You are not required to accept our offer. If you decide to accept our offer, you will need to deliver us the shares of our common stock which you have purchased through the plan in exchange for a cash payment.

If you decide to accept our offer, your payment will be equal to the aggregate price you paid for the shares, plus interest at the rate of 6% per annum since the dates of your purchases, less the value of any dividends received since your purchases. The payment may be more or less than the current trading price of our common stock on the Nasdaq National Market (which closed at $     on June    , 2003). You are encouraged to obtain current trading price information before deciding whether to accept or reject this offer. If you have sold the shares of our common stock that you purchased through the plan and you decide to accept this offer, your payment, if any, will be equal to the price you paid for the shares, plus interest, less the value of any dividends and less the proceeds of your sale of the shares.

By making this offer, we are not admitting that we did not comply with applicable laws and rules in connection with the operation of the plan and we are not waiving any applicable statutes of limitations or other defenses we may have against any claims.

The attached materials describe the terms of our offer in detail. You should review these materials carefully before deciding whether to accept or reject this offer. In order to accept our offer, you will need to complete the enclosed Rescission Election Form and return it to us no later than July    , 2003. If you decide not to accept our offer, we ask that you still complete and return the enclosed Rescission Election Form, selecting option B, and return it to us no later than July    , 2003. If we have not received a properly completed and signed Rescission Election Form from you by July    , 2003, you will be deemed to have rejected our offer.

Neither the Securities and Exchange Commission nor any state securities commission or regulatory body has approved or disapproved of these securities or determined if the enclosed prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

If you have any questions concerning this letter or the enclosed materials, please contact us by telephone at 609.631.6222 or 609.631.6223, or by mail at Yardville National Bancorp, 2465 Kuser Road, Hamilton, NJ 08690.

Thank you for your cooperation.

Sincerely,

Stephen F. Carman
Vice President and Treasurer